Subsidiaries

Name	Jurisdiction
CleanSpark, LLC.	California
CleanSpark Critical Power Systems, Inc.	Nevada
CleanSpark II LLC	Nevada
P2kLabs, Inc.	Nevada
GridFabric, LLC.	Wisconsin
ATL Data Centers, LLC.	Georgia